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                                                  /  OMB Number: 3235-0360     /
                                                  /  Expires:   July 31, 1991  /
                                                  /  Estimated average burden  /
                                                  /  hours per response....0.05/
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                                 FORM N-17f-2

              Certificate of Accounting of Securities and Similar
                         Investments in the Custody of
                        Management Investment Companies

                   Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

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1. Investment Company Act File Number:              Date examination completed:

811-09253                                           02/21/2001
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2.  State Identification Number:

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       AL           AK          AZ           AR             CA           CO
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       CT           DE          DC           FL             GA           HI
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       ID           IL          IN           IA             KS           KY
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       LA           ME          MD           MA             MI           MN
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       MS           MO          MT           NE             NV           NH
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       NJ           NM          NY           NC             ND           OH
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       OK           OR          PA           RI             SC           SD
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       TN           TX          UT           VT             VA           WA
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       WV           WI          WY           PUERTO RICO
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       Other (specify):
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3. Exact name of investment company as specified in registration statement:

   Wells Fargo Funds Trust
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4. Name under which business is conducted, if different from above:

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5. Address of principal place of business (number, street, city, state, zip code):

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INSTRUCTIONS

This Form must be completed by investment companies that have custody of securities or similar investments.

Investment Company

1. All items must be completed by the investment company.

2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant

3. Submit this Form to the securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

         THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

Note: The estimated average burden hours are made solely for purposes of the
      Paperwork Reduction Act, and are not derived from a comprehensive or even a representative survey or study of the costs of SEC rules and forms. Direct any comments concerning the accuracy of the estimated average burden hours for compliance with SEC rules and forms to Kenneth A. Fogash, Deputy Executive Director, U.S. Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549 and Gary Waxman, Clearance Officer, Office of Management and Budget, Room 3208 New Executive Office Building, Washington, D.C. 20503.
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                                        Appendix A
                                        Funds Trust
      Account Name
      =========================================================================

      Wells Fargo Funds Trust Cash Management
      Wells Fargo Funds Trust 100% Cash Management
      Wells Fargo Funds Trust Government MM
      Wells Fargo Funds Trust National Tax Free Institutional Money Market Wells Fargo Funds Trust Minnesota Tax-Free
      Wells Fargo Funds Trust Prime Investment MM
      Wells Fargo Funds Trust Income
      Wells Fargo Funds Trust National Tax Free
      Wells Fargo Funds Trust Colorado Tax Free
      Wells Fargo Funds Trust National Limited Term Tax-Free
      Wells Fargo Funds Trust Minnesota Intermediate Tax-Free
      Wells Fargo Funds Trust Treasury Plus International MM
      Wells Fargo Funds Trust Intermediate Government Income
      Wells Fargo Funds Trust Small Cap Opportunity
      Wells Fargo Funds Trust Limited Term Government Income
      Wells Fargo Funds Trust Small Cap Growth
      Wells Fargo Funds Trust Growth
      Wells Fargo Funds Trust Money Market Fund
      Wells Fargo Funds Trust National Tax-Free Money Market
      Wells Fargo Funds Trust Treasury Plus Money Market
      Wells Fargo Funds Trust Arizona Tax Free
      Wells Fargo Funds Trust California Tax-Free
      Wells Fargo Funds Trust California Limited Term Tax-Free
      Wells Fargo Funds Trust Oregon Tax-Free
      Wells Fargo Funds Trust Corporate Bond
      Wells Fargo Funds Trust Income Plus
      Wells Fargo Funds Trust Variable Rate Government
      Wells Fargo Funds Trust CA Tax-Free MM
      Wells Fargo Funds Trust CA Tax-Free MM Trust
      Wells Fargo Funds Trust Money Market Trust
      Wells Fargo Funds Trust National Tax-Free MM Trust
      Wells Fargo Funds Trust Overland Express Sweep
      Wells Fargo Funds Trust Equity Value
      Wells Fargo Funds Trust Equity Index
      Wells Fargo Funds Trust International Equity
      Wells Fargo Funds Trust Minnesota Money Market
      Wells Fargo Funds Trust OTC Growth
      Wells Fargo Funds Trust Specialized Technology Fund
      Wells Fargo Funds Trust Nebraska Tax-Free
      Wells Fargo Funds Trust Mid-Cap Growth Fund
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[LOGO]
KPMG

          Three Embarcadero Center                       Telephone 415 951 0100
          San Francisco, CA 94111


                         Independent Auditors' Report
                         ----------------------------


To the Board of Trustees
Wells Fargo Funds Trust

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, that the Funds of Wells Fargo Funds Trust (the "Funds") as listed in Appendix A, complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (the Act) as of December 31, 2000. Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examination.

Our examination was made in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of December 31, 2000, and with respect to agreement of security purchases and sales, for the period September 30, 2000, the date of our last examination, through December 31, 2000.

(1) Inspection of documentation of all securities located in the vault, if any, of Wells Fargo Bank, Minnesota, N.A., the Custodian;

(2) Inspection of documentation of securities held in book entry form by Participant Trust Company, Bankers Trust Company, Bank of New York, Morgan Stanley Trust Company, Depository Trust Company, and the Federal Reserve Bank and examination of selected security position reconciliations;

(3) Inspection of documentation of other securities held in safekeeping by the Custodian but not included in (1) or (2) above and examination of selected security position reconciliations;

(4) Confirmation or inspection of documentation of all securities purchased but not received, hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledges and/or transfer agents;

(5) Reconciliation of all such securities to the books and records of the Funds and the Custodian; and

(6)  Tests of selected security transactions since the date of our last report.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with the specified requirements.

[LOGO] KPMG LLP. KPMG LLP, a U.S. limited liability partnership, is a member of KPMG International, a Swiss association.


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[LOGO]
KPMG

In our opinion, management's assertion that the Funds of Wells Fargo Funds Trust complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of December 31, 2000, with respect to securities reflected in the investment accounts of the Funds of Wells Fargo Funds Trust, are fairly stated, in all material respects.

This report is intended solely for the information and use of management, the Board of Trustees of the Funds of Wells Fargo Funds Trust as listed in Appendix A and the Securities and Exchange Commission, and is not intended to be and should not be used by anyone other than these specified parties.

                                                                  /s/ KPMG LLP


San Francisco, California
February 21, 2001
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                                                                          [LOGO]
                                                                     WELLS FARGO

February 21, 2001

KPMG LLP
Three Embarcadero Center
San Francisco, CA 94110 - 4073

RE: Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940

Ladies and Gentlemen:

We, as members of management of the Funds listed in Appendix A, Wells Fargo Funds Trust (the "Funds"), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds' compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of December 31, 2000, and for the period September 30, 2000 through December 31, 2000.

Based on this evaluation, we assert that the Funds' were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of December 31, 2000, and for the period September 30, 2000 through December 31, 2000, with respect to securities reflected in the investment accounts.


Sincerely,

/s/ Denise Lewis
Denise Lewis
Vice President
Wells Fargo Funds Management Group